# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Trade Desk, Inc., CIK 0001671933
CUSIP: 88339J105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 42 N. Chestnut Street, Ventura, California (CA), 93001
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001671445

## Reporting persons
- Jeffrey T. Green: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 53,571,829; shared voting power 0; sole dispositive power 53,571,829; shared dispositive power 0; aggregate amount beneficially owned 53,571,829 (11.3% of the class)

## Item 1. Issuer
Name of issuer: The Trade Desk, Inc.
Address of issuer's principal executive offices: 42 North Chestnut Street, Ventura, CA 93001

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Jeffrey T. Green (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o The Trade Desk, Inc., 42 North Chestnut Street, Ventura, CA 93001.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of March 31, 2026, based upon 427,890,120 shares of Class A Common Stock outstanding, as provided by the Issuer.

Mr. Green is the beneficial owner of 53,571,829 shares of Class A Common Stock, which consists of: (a) 655,917 shares of Class A Common Stock held of record by Mr. Green, (b) 31,729 shares of Class A Common Stock and 29,405,209 shares of Class B Common Stock held by the Jeff Green Trust, of which Mr. Green is the trustee, (c) 920,901 shares of Class A Common Stock held by the Jeff T. Green Family Foundation with respect to which Mr. Green has investment and voting control, (d) 6,000,000 shares of Class A Common Stock held by a limited partnership held by the Jeff Green Trust, (e) 12,666,670 shares of Class B Common Stock held by various family trusts over which Mr. Green exercises investment and voting control, and (f) 3,891,403 shares of Class A Common Stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of March 31, 2026. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the election of the holder.
Percent of class: 11.3%
Sole power to vote or to direct the vote: 53,571,829
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 53,571,829
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jeffrey T. Green: /s/ Jeffrey T. Green, Jeffrey T. Green (05/15/2026)